UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

COLEY PHARMACEUTICAL GROUP, INC.
(Name of Subject Company)

COLEY PHARMACEUTICAL GROUP, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

19388P 10 6
(CUSIP Number of Class of Securities)

Robert L. Bratzler, Ph.D.
President and Chief Executive Officer
(Principal Executive Officer)

93 Worcester Street, Suite 101
Wellesley, MA 02481
(781) 431-9000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH COPIES TO:

William T. Whelan, Esq.
Megan N. Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company to which this solicitation/recommendation statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Coley Pharmaceutical Group, Inc. (the “Company” or “Coley”), a Delaware corporation. The principal executive offices of Coley are located at 93 Worcester Street, Suite 101, Wellesley, MA 02481. The telephone number of the principal executive offices of Coley is (781) 431-9000.

The title of the class of equity securities to which this Schedule 14D-9 relates is Coley’s Common Stock, par value $0.01 per share (“Coley Common Stock”). As of November 23, 2007, there were 26,741,697 shares of Coley Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

This Schedule 14D-9 relates to the tender offer by Corvette Acquisition Corp. (“Merger Sub”), a Delaware corporation (the “Offeror”), an indirect wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the outstanding shares of Coley Common Stock (including the associated preferred stock purchase rights, the “Shares”) at a purchase price of $8.00 per Share, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Pfizer and Offeror with the Securities and Exchange Commission (the “SEC”) on November 30, 2007. The Offer to Purchase and related Letter of Transmittal have been filed as Exhibits (a)(2) and (a)(3) hereto, respectively.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 15, 2007, by and among Pfizer, Offeror and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be an indirect wholly-owned subsidiary of Pfizer. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (1) any Shares owned by Pfizer, Offeror or the Company or any direct or indirect wholly-owned subsidiary of Pfizer, Offeror or the Company, including all Shares held by the Company as treasury stock, or (2) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with the provisions of Section 262 of the DGCL) will be converted into the right to receive the Offer Price from the Offeror (or any such higher price per Share as may be paid in the Offer) (the “Merger Consideration”). The Merger Agreement is summarized in Section 11 of the Offer to Purchase and has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Pfizer has formed Offeror in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Pfizer and Offeror are located at 235 East 42nd Street, New York, NY 10017.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”) and in the Company’s Proxy Statement on Schedule 14A filed with the SEC on April 25, 2007, as incorporated herein by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Pfizer, Offeror or their respective executive officers, directors or affiliates. The Information Statement included in Annex I is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Pfizer’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Company Board” or the “Company’s Board of Directors”) after the first time at which the Offeror accepts for payment Shares pursuant to the Offer (the “Acceptance Time”) satisfying the Minimum Condition (as defined in Article 1.1(b) of the Merger Agreement).

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

Interests of Certain Persons

Certain members of management and the board of directors of the Company (the “Company Board” or the “Company’s Board of Directors”) may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company under employment agreements between the Company and each of its executive officers and other key employees.

Employment and Change in Control Agreements

Robert L. Bratzler, Ph.D., Arthur M. Krieg, M.D., Ferdinand Massari, M.D., and Charles H. Abdalian, Jr., each of whom is an executive officer of the Company (an “Executive Officer”), previously entered into executive employment or change in control agreements with the Company (the “Executive Agreements”). The Executive Agreements each contain change of control agreements which provide for benefits to be paid in the event of a change in control of the Company.

The Company has entered into an amended and restated employment agreement with Dr. Bratzler. The amended and restated employment agreement with Dr. Bratzler dated July 8, 2005 originally provided for his employment as the Company’s President and Chief Executive Officer until May 31, 2006, and automatically renews for successive one-year terms thereafter, unless terminated by either party. The agreement provides for an annual base salary of $345,000, subject to subsequent adjustment at the discretion of the board of directors, plus yearly performance-based bonuses to be granted in an amount in the board of directors’ discretion. The agreement allows all options to continue to vest during the severance period for a year after termination and provides for health care benefit coverage to family members covered under the Company’s benefit plan for one year after death or permanent disability. The agreement also provides that in the event Dr. Bratzler is terminated without cause or terminates his employment for good reason within 24 months after a change of control, the Company must pay him severance benefits, including: (1) an amount equal to one-twelfth of his then current annual base salary multiplied by 24, payable in a lump sum within 30 days of termination; (2) an amount equal to one-twelfth of his target annual incentive bonus multiplied by 24, payable in a lump sum within 30 days of termination; and (3) continued health care benefits for Dr. Bratzler and his dependents until the second anniversary of his termination date. The Company’s agreement with Dr. Bratzler with respect to a change of control allows all options to be accelerated and to become fully vested and exercisable on the date immediately preceding a termination within 24 months after a change of control. Upon a change of control, Dr. Bratzler may make payments subject to certain excise taxes imposed by Section 4999 of the Internal Revenue Code. The Company’s change of control agreement with Dr. Bratzler allows him to be reimbursed for all such excise taxes as well as any additional income and excise taxes that become payable by him as a result of the reimbursements. If Dr. Bratzler is not at least age 53, but has at least two years of service and the sum of his age and the service equals 55 as of the date of the change in control, then Dr. Bratzler would be eligible for retiree medical benefits.

The Company has also entered into Executive Agreements with Dr. Krieg (amended on April 1, 2005), with Mr. Abdalian on April 1, 2005, and with Dr. Massari on April 27, 2006. These agreements share the following provisions. In the event of the termination of the Executive Officer’s employment for good reason, or in the event the Executive Officer is terminated without cause, within two years after a change of control, the Company must pay the Executive Officer, within no later than thirty days of termination, an amount equal to one-twelfth of the Executive Officer’s annual base salary for two years, plus an amount equal to one-twelfth of the Executive Officer’s maximum annual incentive bonus, if any, that would be payable to the Executive Officer for two years if the termination had not occurred. In addition, for two years following the Executive Officer’s termination, the Executive Officer is entitled to participate in the Company’s medical, dental and life insurance plans. In the event the Executive Officer is terminated without cause or the Executive Officer terminates his or her employment for good reason within twenty-four months after a change of control, the Company will accelerate the vesting of any stock options or any shares subject to any right of repurchase by the Company or restrictions on transfer, held by such executive and will pay one years’ salary, bonus, and medical and dental benefits. In the event the Executive Officer is terminated involuntarily without cause more than 24 months after a change in control, any shares subject to any right of repurchase by the Company or restrictions on transfer, held by such Executive Officer will continue to vest during the severance period for one year and the Executive Officer will receive one year’s salary, bonus, and medical and dental benefits. Each of these agreements permits the Company to enforce its confidentiality and non-competition agreement with such Executive Officer only if the Company makes a severance payment pursuant to the terms of the agreement. Upon a change in control of the Company, the Executive Officer may make payments subject to certain excise taxes imposed by Section 4999 of the Internal Revenue Code. The Company’s change of control agreement allows the Executive Officer to be reimbursed for all such excise taxes as well as any additional income and excise taxes that become payable by him as a result of the reimbursements. If the Executive Officer is (1) at least 53 years of age or (2) not at least 53, but has at least two years of service and the sum of his age and the service equals 55 as of the date of the change in control, the Executive Officer will be eligible for retiree medical benefits.

For more detailed descriptions of these Executive Agreements, see the Section entitled “Potential Payments upon Termination or Change-In-Control” of the Company’s Proxy Statement on Schedule 14A, filed with the SEC on April 25, 2007 which is incorporated herein by reference. The foregoing descriptions of the Executive Agreements are qualified in their entirety by reference to the respective copies of the agreements filed as Exhibits (e)(2), (e)(3), (e)(4), and (e)(5) hereto, which are incorporated herein by reference.

Acceleration of Stock Options

Pursuant to the Merger Agreement and the Company’s 1997 Employee, Director and Consultant Stock Option Plan (the “1997 Plan”) and the 2005 Stock Plan (the “2005 Plan”), the Company Board voted to cause all outstanding stock options of the Company (“Company Stock Options”), whether vested or unvested, that are outstanding immediately prior to the Effective Time to become fully vested and (1) each such Company Stock Option with an exercise price per share that is less than the applicable Merger Consideration to be cancelled, as of the Effective Time, in exchange for the right to receive an amount in cash (without interest and less any applicable taxes required to be withheld in accordance with the Merger Agreement with respect to such payment) determined by multiplying (x) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option and (2) each such Company Stock Option with an exercise price per share that is equal to or greater than the applicable Merger Consideration to be terminated, as of the Effective Time, without any consideration therefor.

The foregoing summary and the information contained in the Offer to Purchase regarding Company Stock Options are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated in this Schedule 14D-9 by reference. Further details regarding certain beneficial owners of Shares are described under the heading “Executive Compensation” in the Information Statement.

The table below sets forth the amounts payable upon consummation of the Merger to the Executive Officers pursuant to the cash-out of Company Stock Options and Shares and the payment of bonuses. The table below also sets forth the amounts payable to each Executive Officer if he is terminated without cause or resigns for good reason within the requisite time period following a change of control (with “cause” and “good reason” defined in each respective Executive Agreement).

						To be Received
						Pursuant to a
	Cash-Out of Company					Termination of Employment Without
	Stock Options(1)					Cause for Good Reason as Defined in the
	Previously					Executive Agreements
	Vested	Accelerated	Cash-out of			Cash	Other
Executive Officers	Options	Options	Shares		Total	Severance	Benefits

Robert L. Bratzler, Ph.D.	$3,336,190	$602,639	$3,674,808	(2)	$7,613,636	$1,059,800	$600,716
Arthur M. Krieg, M.D.	$1,627,060	$436,216	$4,490,576	(3)	$6,553,852	$812,512	$471,762
Ferdinand Massari, M.D.	$0	$316,550	$0		$316,550	$873,600	$499,690
Charles H. Abdalian, Jr.	$699,207	$312,051	$0		$1,011,258	$802,547	$430,120

(1)	Pursuant to the Merger Agreement, all Company Stock Options outstanding will, at the time the Merger is consummated, become fully vested, and each in-the-money Company Stock Option will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Merger Consideration ($8.00 for the purposes of these calculations) over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option. Amounts shown reflect Company Stock Options vested as of November 23, 2007.

(2)	Represents 459,351 shares at a price of $8.00 per share.

(3)	Represents 561,322 shares at a price of $8.00 per share.

The table below sets forth the amounts payable upon consummation of the Merger to the Company’s non-employee directors pursuant to the cash-out of such Directors’ Company Stock Options and Shares.

	Cash-Out of Company Stock Options(1)
	Previously	Accelerated	Cash-out of
Non-Employee Directors	Vested Options	Options	Shares(2)	Total

Kenneth M. Bate	$96,592	$52,971	$0	$149,563
Anthony B. Evnin	$0	$0	$23,582,368	$23,582,368
Robert J. Hugin	$87,248	$62,314	$0	$149,563
Manfred E. Karobath	$47,525	$9,343	$0	$56,869
Patrick Langlois	$87,248	$62,314	$0	$149,563
James E. Thomas	$0	$0	$20,545,112	$20,545,112

(1)	Pursuant to the Merger Agreement, all in-the-money Company Stock Options will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Merger Consideration ($8.00 for the purposes of these calculations) over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option. Amounts shown reflect Company Stock Options vested as of November 23, 2007.

(2)	Represents 2,947,796 Shares and 2,568,139 Shares owned by entities affiliated with Anthony B. Evnin and James E. Thomas, respectively, at a price of $8.00 per share.

Indemnification of Executive Officers and Directors

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction shall determine that such indemnity is proper.

Article IX of the Company’s amended and restated Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Article IX states that the Company shall indemnify, and pay or reimburse reasonable expenses in advance of final disposition of a proceeding, to the fullest extent permitted by law, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Company or any predecessor of the Company or serves or served at any other enterprise as a director, officer or employee at the request of the Company or any predecessor to the Company. The indemnification is not exclusive of other indemnification rights arising under any of the Company’s By-laws, agreements, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under Article IX is deemed to have met the standard of conduct required for such indemnification unless the contrary is established. The Article states that neither any amendment nor repeal of Article IX, nor the adoption of any provision of the Company’s Certificate of Incorporation inconsistent with Article IX, eliminates or reduces the effect of Article IX, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity. The Company has obtained insurance covering its directors and officers against losses and insuring it against certain obligations to indemnify its directors and officers.

Pursuant to the Merger Agreement, for six years after the Effective Time, Pfizer will, to the fullest extent permitted by law, indemnify, defend and hold harmless each director, officer, present and former employee and agents of the Company and its Subsidiaries (the “Indemnified Parties”) against all losses, expenses, claims, damages, liabilities or amounts arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement). Until the six-year anniversary date of the Effective Time, Pfizer and the Surviving Corporation have agreed that all rights to indemnification or exculpation existing in favor of the Indemnified Parties as provided in the respective charters or by-laws, by contract, or otherwise in effect prior to the Merger, will survive the Merger and continue in full force and effect. Further, Pfizer will ensure that the Surviving Corporation keep in effect those indemnification and exculpation provisions, to the fullest extent permitted under applicable law and will not amend, repeal or otherwise modify their provisions for the six-year period after the Effective Time (except as required by applicable law or except to make changes permitted by applicable law that would enlarge the exculpation or rights of indemnification thereunder).

The Merger Agreement also specifies that for a period of six years after the Effective Time, Pfizer shall cause the Surviving Corporation and the Surviving Corporation with Pfizer’s authorization shall cause to be maintained in effect the current policies of directors’ and officers’ (D&O) liability insurance maintained by the Company (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous)

with respect to claims arising from facts or events which occurred before the Effective Time; provided that neither Pfizer nor Surviving Corporation shall be required to expend more than an amount per year equal to 200% of the annual premiums paid by the Company for such insurance and if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds such amount, Pfizer and Surviving Corporation shall procure and maintain for such six-year period as much coverage as reasonably practicable for such amount. Pfizer shall have the right to cause coverage to be extended under the Company’s D&O liability insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous than the Company’s existing D&O liability insurance. Further, Pfizer has agreed to be jointly and severally liable with the Surviving Corporation for its indemnification obligations to the Indemnified Parties.

The foregoing summary of the indemnification of Executive Officers and directors and of the directors’ and officers’ liability insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Merger Agreement.

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (d)(1) to the Schedule TO and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement governs the contractual rights among the Company, Pfizer and Offeror in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Pfizer in the Company’s or Pfizer’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Pfizer. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Offeror may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Tender Agreement

Pfizer and Venrock Associates, Thomas, McNerney & Partners, L.P., Robert Bratzler and Arthur Kreig (the “Tender Stockholders”) have entered into a Tender Agreement (the “Tender Agreement”) dated November 15, 2007, pursuant to which the Tender Stockholders have agreed to accept the Offer and to tender all Shares beneficially owned by them. The Shares held by the Tender Stockholders represent approximately 27% of Coley’s outstanding shares. The Tender Stockholders have agreed that they (i) will not withdraw the Shares tendered pursuant to the Offer unless the Tender Agreement is withdrawn, (ii) will either appear themselves or cause their Shares to be counted towards the quorum of any Coley stockholder meeting with respect to any action relating to the Merger Agreement, (iii) have granted Pfizer an irrevocable proxy to vote their Shares, (iv) will vote or cause to be voted, if need be, all Shares beneficially owned by them, in approval of the Merger Agreement, and (v) will vote against any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement by Coley contained in the Merger Agreement or of the stockholders contained in the Tender Agreement or which could adversely affect the timely consummation of the Offer or the Merger or which would constitute an alternate acquisition proposal. This description does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated by reference. The Tender Agreement makes the Minimum Condition substantially more likely to be satisfied.

Confidentiality Agreement

On October 10, 2007, the Company and Pfizer entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the Company and Pfizer agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible transaction between Pfizer and the Company.

Item 4.	The Solicitation or Recommendation.

At a meeting of the Company’s Board of Directors held on November 15, 2007, the Company Board unanimously: (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Tender Agreement, are fair to, and in the best interests of, the Company and its stockholders, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the Offer and adopt the Merger Agreement.

The Company Board recommends that the Company’s stockholders accept the Offer, tender their Shares under the Offer to Purchase and, if necessary, adopt the Merger Agreement.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(1)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer

The Company’s management has periodically explored and assessed, and discussed with the Company’s Board of Directors, strategic alternatives for the Company. These alternatives included strategies to grow and expand the Company’s business and operations through collaboration arrangements and licensing agreements, and opportunities to merge or combine the Company’s operations with other companies in the pharmaceutical and biotechnology sectors.

In March 2005, Coley entered into a series of agreements with Pfizer under which it granted Pfizer development and worldwide marketing rights to CPG 7909, now referred to as PF-3512676 by Pfizer, for the treatment, control and prevention of multiple cancers, including the treatment of advanced non-small cell lung cancer, or NSCLC. Under the license agreement, Coley received a $50,000,000 upfront license fee in 2005 and became entitled to receive up to $455,000,000 in milestone payments, a significant majority of which relates to potential development and regulatory approval milestones, as well as royalties on any future product sales. Pursuant to a separate screening agreement, Pfizer agreed to provide Coley with funding for the discovery and development of next-generation TLR9 agonists for cancer, which, if successful, would be licensed to Pfizer and could result in milestone payments and royalties to Coley.

In March 2005, Coley also entered into a stock purchase agreement with Pfizer pursuant to which Pfizer purchased $10,000,000 of Coley’s common stock in a private placement concurrent with Coley’s initial public offering.

In December 2006, following Pfizer’s announcement of the acquisition of the vaccine company PowderMed, Coley approached Pfizer by telephone to inquire whether Pfizer was interested in discussing an expanded license for Coley’s vaccine adjuvant VaxImmune.

On February 21, 2007, Pfizer entered into a confidentiality agreement with Coley in order to review confidential information relating to the use of adjuvants with compounds for the treatment of certain diseases outside of the field of oncology.

On February 23, 2007, representatives for Pfizer and Coley discussed the uses of CpG adjuvants in vaccines for the treatment of diseases outside the field of oncology, in a telephonic meeting.

On May 10, 2007, a technical meeting between Coley and representatives of Pfizer took place at Coley’s offices in Wellesley, Massachusetts to determine the level of Pfizer’s interest in seeking a license to VaxImmune and other potentially novel adjuvants.

On June 4, 2007, Pfizer approached Coley about expanding Pfizer’s rights to VaxImmune outside of oncology to other therapeutic areas.

On June 7, 2007, Coley and Pfizer discussed telephonically the potential terms and framework for a VaxImmune license.

On June 15, 2007, Coley provided a term sheet to Pfizer regarding a possible licensing agreement to obtain rights to VaxImmune outside of oncology. Representatives of the companies engaged in a number of follow up discussions regarding the terms of a potential license agreement.

On June 20, 2007, Pfizer discontinued two Phase III trials in advanced lung cancer with PF-3512676 in combination with cytotoxic chemotherapy. Pfizer’s decision to discontinue the Phase III clinical trials was based on a scheduled interim analysis of these clinical trials by an independent Data Safety Monitoring Committee. This decision was announced by Coley in a press release issued on June 20, 2007. Pfizer continues to investigate PF-3512676 as a potential treatment for lung and other cancers with two ongoing clinical trials. These two trials include a Phase II clinical trial evaluating PF-3512676 in combination with Tarceva® as a potential treatment for refractory NSCLC, as well as a Phase I clinical trial evaluating PF-3512676 combined with Pfizer’s anti-CTLA-4 targeted monoclonal antibody in patients with advanced malignant melanoma.

On July 16, 2007, Coley’s Chief Executive Officer and Pfizer’s Senior Vice President for Worldwide Business Development discussed telephonically that Coley was evaluating its strategic alternatives and might consider pursuing a more significant transaction than a VaxImmune license and asked if Pfizer might be interested. Pfizer’s Senior Vice President for Worldwide Business Development indicated that he would respond in September 2007.

During July 2007, Coley and Pfizer continued to discuss the terms of the VaxImmune collaboration.

On July 31, 2007, the Company Board held a regularly scheduled telephonic meeting at the Company’s offices during which several topics were discussed, including the Company’s strategic options, future value-driving events, the status of the Company’s development programs and how to move the Company forward and maximize shareholder value. The Company Board also reviewed the challenges posed by the Company’s early-stage product pipeline, including development and regulatory risks and the need for substantial additional capital. At this meeting, the Company Board also discussed establishing a special committee of the Board to assist the management team in activities related to evaluating the potential strategic opportunity with Pfizer and a potential acquisition of the Company or a substantial amount of its assets by other third parties (the “Third Party Strategic Opportunities” and the “Third Parties,” respectively).

On August 13, 2007, a meeting between Coley and representatives of Pfizer took place at Coley’s offices in Düsseldorf, Germany to discuss the capabilities of Coley’s German operations regarding the discovery of additional TLR9 agonists and TLR7 and 8 agonists in the context of improved vaccine performance.

On August 30, 2007, Coley’s Chief Executive Officer and Pfizer’s Senior Vice President for Worldwide Business Development discussed telephonically a potential meeting between Coley and Pfizer to discuss possible collaboration and deal structure arrangements.

On September 7, 2007 the Company Board at a regularly scheduled meeting discussed the company’s strategic options, development strategy, fund-raising alternatives, and merger and acquisition alternatives, including the possibility of maximizing shareholder value through a sale of the Company to a pharmaceutical or biotechnology company

In mid-September, Coley management contacted J.P. Morgan Securities Inc. (“JPMorgan”) to discuss engaging JPMorgan to advise Coley with respect to a variety of potential transactions, including a merger.

On September 21, 2007, senior executives of both Coley and Pfizer met in New York City to discuss partnership objectives and possible collaboration and deal structure arrangements.

On September 28, 2007, the Company Board met telephonically to discuss the Pfizer collaboration and the possibility of Pfizer acquiring Coley or its vaccine adjuvant assets, the fact that Coley had been approached by other third parties about potential license and or acquisition transactions, and other matters. The Company Board authorized Coley’s Chief Executive Officer to engage in specific strategic transaction discussions with Pfizer and

Third Parties. The Company Board created and approved a committee of the Company Board (the “Strategic Transaction Committee”), to which Company Board members Kenneth Bate, Anthony Evnin and James Thomas were appointed as members, to evaluate the Pfizer opportunity and the Third Party Strategic Opportunities, with the assistance of the Company’s management, JPMorgan, and the Company’s outside legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”). The Company Board discussed the strategy for continuing discussions with Pfizer, including the role of the Strategic Transaction Committee. The Company Board reviewed with Mintz Levin the Company Board’s fiduciary duties in the context of particular strategic transactions, including a sale of the Company, and representatives of Mintz Levin reviewed legal considerations applicable in this context.

On October 1, 2007, Coley’s Chief Executive Officer informed Pfizer that the Coley Board of Directors would consider a broader strategic transaction with Pfizer, including a sale of the company to Pfizer.

On October 4, 2007, representatives of Pfizer spoke to Coley’s Chief Financial Officer to coordinate additional due diligence by Pfizer, and Pfizer provided a detailed corporate due diligence request to Coley.

From October 4 through November 7, 2007, representatives of Pfizer were in frequent contact with Coley regarding due diligence and other matters regarding the potential transaction.

On October 5, 2007, representatives of Pfizer’s financial advisor, Lazard Frères & Co. LLC (“Lazard”) spoke by telephone to Coley’s Chief Financial Officer in order to obtain a better understanding of the timing of a potential transaction. On this call, Lazard indicated that Pfizer was in a position to complete a transaction quickly.

Also on October 5, 2007, the Company Board held a special telephonic meeting, with Coley management, JPMorgan and Mintz Levin also in attendance, to discuss potential strategic transactions. With input from JPMorgan, the Company Board discussed the valuation of Coley. JPMorgan was excused and the Company Board discussed retaining JPMorgan as its financial advisor for the strategic transaction. The Company Board discussed JPMorgan’s proposed engagement letter, and approved the engagement letter and the retention of JPMorgan. Coley’s Chief Executive Officer gave the Company Board an update of discussions and interactions with Pfizer.

On October 8, 2007, Coley retained JPMorgan as its financial advisor in connection with a variety of potential transactions.

On October 9, 2007, representatives of Pfizer visited Coley’s offices in Ontario, Canada to review key assets at the facility.

On October 10, 2007, Pfizer and Coley entered into a new confidentiality agreement between the two companies in order to provide Pfizer with access to additional confidential information about Coley. Under the terms of the agreement, Pfizer agreed for a specified period of time, subject to certain exceptions, not to acquire shares of the Company’s capital stock, not to take certain actions with respect to control of the Company without the consent of the Company, and not to solicit employees of the Company without the consent of the Company.

On October 12, 2007, Coley informed Pfizer and Lazard that Coley had retained JPMorgan as its advisor in connection with a potential sale of the company. Lazard called to speak with JPMorgan and discuss the process for Pfizer to initiate due diligence. On the same day, representatives of Pfizer and Coley spoke and confirmed a due diligence visit by Pfizer to Coley’s Wellesley, Massachusetts offices and a management presentation session by Coley, all scheduled for October 15, 2007.

From October 12 through November 12, 2007, JPMorgan and Lazard communicated with each other regarding the financial and other aspects of the potential strategic transaction between Coley and Pfizer.

On October 15, 2007, the representatives of Pfizer, Lazard and Covington visited Coley headquarters in Wellesley, Massachusetts for a corporate overview and program review provided by Coley’s management team including its Chief Executive Officer and Chief Financial Officer. Representatives of JPMorgan and Mintz Levin were also in attendance.

Also on October 15, 2007, Coley made an electronic data room available to Pfizer’s management and its representatives and over the next several weeks, Pfizer conducted its initial due diligence review.

On October 17, 2007, Pfizer’s research and development team visited Coley headquarters in Wellesley, Massachusetts to perform an in person review of scientific data and hold discussions with Coley Research and Development management.

On October 23, 2007, the Strategic Transaction Committee held a special meeting telephonically, with Coley management, JPMorgan and Mintz Levin also in attendance, to discuss the strategic alternatives with Pfizer. Mintz Levin presented an overview of, and addressed questions and comments from the Strategic Transaction Committee about, the proposed merger agreement to be provided to Pfizer and Third Parties. Coley’s Chief Executive Officer and Chief Financial Officer gave the Strategic Transaction Committee an update of discussions and interactions with Pfizer.

Also on October 23, 2007, Coley provided Pfizer with a draft merger agreement prepared by Mintz Levin for review. JPMorgan and Mintz Levin, on behalf of Coley, requested that Pfizer submit a marked version of the agreement with its initial bid to acquire the company.

On October 25, 2007, Lazard received a call from Coley’s Chief Financial Officer who encouraged Lazard and Pfizer to put forth a bid focused on the value of the Coley platform and portfolio rather than its current market valuation.

On October 26, 2007, JPMorgan, on behalf of Coley, advised Lazard that multiple other parties had expressed interest in acquiring Coley and that a letter outlining timing of the process would be forthcoming.

On October 29, 2007, JPMorgan provided Pfizer and Third Parties interested in acquiring the Company or the Company’s vaccine assets with a process letter from JPMorgan, on behalf of Coley, outlining the procedures for bids to acquire Coley that would be due on November 7, 2007.

On October 31, 2007, Lazard called JPMorgan to discuss the process and to request guidance as to what price the Board of Directors of Coley would likely find sufficient in order to accept Pfizer’s offer. JPMorgan did not give such guidance.

On November 2, 2007, the Strategic Transaction Committee met and discussed, among other things, whether to provide guidance to Pfizer and decided not to provide such guidance at that time.

On November 6, 2007, a Third Party indicated to Coley that its diligence had been completed and a complete proposal to acquire the company including a mark-up of the merger agreement and an attractive offer price would be submitted by the end of the day on Friday, November 9, 2007.

On Wednesday, November 7, 2007, Pfizer submitted a bid to acquire Coley for $6.25 per share by way of a cash tender offer. The bid was subject to completion of outstanding due diligence and negotiation of a mutually acceptable merger agreement. The bid submission included Pfizer’s comments to the merger agreement and list of outstanding due diligence items.

On Thursday, November 8, 2007, Coley management held a telephonic meeting with Mintz Levin and JPMorgan to discuss Pfizer’s bid as well as other expressions of interests to buy the Company or the Company’s vaccine assets, Pfizer’s proposed changes to the merger agreement, and further diligence materials requested by Pfizer.

Also on Thursday, November 8, 2007, the Strategic Transaction Committee held a telephonic meeting with Coley management, Mintz Levin and JPMorgan to discuss Pfizer’s offer, Pfizer’s proposed changes to the merger agreement, and further diligence materials requested by Pfizer. JPMorgan also provided the Strategic Transaction Committee with an update of its communications with Lazard. Mintz Levin provided the Strategic Transaction Committee with an analysis of the changes to the merger agreement proposed by Pfizer. The Strategic Transaction Committee discussed with JPMorgan the process of communicating with Pfizer and Third Parties with the aim of receiving multiple favorable offers in the same time frame. Mintz Levin again discussed and further reviewed with the Strategic Transaction Committee the fiduciary duties of the Company Board in a sale transaction.

Also on Thursday, November 8, 2007, representatives from JPMorgan, on behalf of Coley, contacted Lazard and indicated that Coley had received and reviewed responses and feedback to the bid solicitation process from all interested parties and that Coley considered Pfizer’s offer not sufficient. Lazard reiterated its request for guidance on what price would be sufficient.

On Friday, November 9, 2007, the Strategic Transaction Committee held a telephonic meeting with Coley management, Mintz Levin and JPMorgan to discuss JPMorgan’s communications with Pfizer and Third Parties interested in acquiring the Company or the Company’s vaccine assets. JPMorgan updated the Strategic Transaction Committee with respect to discussions with Pfizer and Third Parties, including JPMorgan’s specific feedback to Pfizer regarding its proposed price per share. The Strategic Transaction Committee instructed JPMorgan to give guidance to Lazard that the Company Board would likely accept an offer of $8.00 per share.

Also on Friday, November 9, 2007, JPMorgan provided detailed feedback to Pfizer relating to its bid. JPMorgan stated that the value of the Pfizer offer was insufficient for the Board to approve. At the direction of the Strategic Transaction Committee, JPMorgan suggested that if Pfizer were able to make an offer of $8.00 per share for the company, it believed the Coley Board would support a transaction at that price. JPMorgan also stated that the Coley Board would be meeting on Monday, November 12, 2007, and would like to hear from Pfizer before that time.

On Saturday, November 10, 2007, a Third Party, which had previously indicated that it would submit a complete proposal package on Friday, November 9, 2007, called the Company to indicate that requisite executive committee approval was not obtained to submit the proposal that it had indicated would be submitted to the Company and that the Third Party was withdrawing from the process.

On the morning of Monday, November 12, 2007, the Company Board held a special telephonic meeting to further discuss the transaction in which Coley management, Mintz Levin and JPMorgan participated. Representatives of JPMorgan provided an update on the potential buyers contacted. The Company Board discussed with JPMorgan further feedback it would give to Pfizer. Coley’s Chief Financial Officer updated the Company Board about ongoing due diligence being conducted by Pfizer. The Company Board discussed the valuation of the Company. During the meeting, JPMorgan received a call from Lazard conveying Pfizer’s increase of its bid price to $8.00 per share, provided that certain changes be made to the merger agreement. The Company Board discussed the new bid, based on the assumption that it would be made in writing, including analysis of the enterprise value represented by the new bid and other alternatives, such as the sale of its vaccine assets. The Company Board determined that the new bid was the best way to maximize value for shareholders and authorized the Strategic Transaction Committee to complete the transaction expeditiously, subject to final authorization by the Company Board. The Company Board requested that JPMorgan complete its analysis of the fairness of the per share bid price to shareholders and discussed the preparation of its fairness opinion pursuant to the merger agreement.

Also on the morning of Monday, November 12, 2007, the Strategic Transaction Committee held a special telephonic meeting, in which Mintz Levin and JPMorgan participated, to further discuss the transaction, based on the assumption that the new bid would be made imminently in writing. The members of the Strategic Transaction Committee discussed, among other things, the terms of the merger agreement, certain financial aspects of the transaction, including the Company’s historical stock price and the premium represented by Pfizer’s proposal, and the process for finalizing, signing, and announcing the execution of the merger agreement.

Also on the morning of Monday, November 12, 2007, Pfizer submitted a revised offer to JPMorgan reflecting a bid price of $8.00 per share, which offer, by its terms, would remain open until Tuesday, November 13.

In the afternoon of November 12, 2007, JPMorgan called Lazard to say that the Coley Board would move forward with Pfizer’s revised offer if Pfizer completed its remaining due diligence review expeditiously.

Also on November 12, 2007, representatives from Pfizer spoke with Coley’s Chief Financial Officer in order to coordinate the remaining due diligence. Coley agreed to make additional diligence materials available and to provide a revised draft of the merger agreement the following day that would respond to Pfizer’s comments to the merger agreement submitted on November 7, 2007.

Throughout the day on each of November 12, 13, 14 and 15, 2007, representatives of Pfizer, Coley, Covington, Mintz Levin, Lazard and JPMorgan negotiated the terms of the merger agreement, disclosure schedules, and a tender agreement, pursuant to which certain shareholders would agree to tender their shares in the tender offer.

On November 13, 2007, JPMorgan called Lazard to confirm that Pfizer’s offer would not expire that day, as had been indicated in Pfizer’s letter dated November 12, which Lazard did confirm. Lazard also indicated that Pfizer’s due diligence review was nearly completed.

A special meeting of the Company Board was held telephonically during the morning of Thursday, November 15, 2007 to discuss the proposed terms of the transaction. Coley’s management, Mintz Levin and JPMorgan participated in the meeting. In advance of this telephonic meeting, a revised draft of the Merger Agreement and related materials were circulated to the Company Board. The Company Board also engaged in a review with Mintz Levin of the key provisions of the Merger Agreement, including the break-up fee, triggers for the break-up fee and the Company’s ability to consider a superior acquisition proposal. JPMorgan rendered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated November 15, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $8.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of the Shares (other than Pfizer and its affiliates) was fair, from a financial point of view, to such holders. The Company Board reviewed again with Mintz Levin the Company Board’s fiduciary duties in a sale transaction. On the basis of the Company’s activities to date and, after extensive discussion, the Company Board determined that the price then being proposed by Pfizer for each Share was the best per share price then obtainable and that a transaction with Pfizer would result in the maximum value to Coley’s shareholders.

After further discussion among the participants on the call to address questions from the Company Board, the Company Board, by a unanimous vote, approved the proposed Merger Agreement, the Offer and Merger. The Merger Agreement and other transaction-related documents were signed on November 15, 2007 and their execution was announced on November 16, 2007 in a joint press release.

On November 15, 2007, representatives of Pfizer, Corvette Acquisition Corp., an indirect wholly-owned subsidiary of Pfizer, and Coley executed the merger agreement and Pfizer and certain shareholders of Coley executed the tender agreement.

On November 16, 2007, Pfizer and Coley issued a joint press release announcing their entry into the merger agreement.

Reasons for the Recommendation of the Company Board.

In evaluating the Merger and the Merger Agreement, the Company Board consulted with the Company’s management, legal counsel and financial advisor and, in reaching its recommendation described in this Item 4 regarding the Offer, the Merger and the Merger Agreement, the Company Board considered a number of factors, including the following:

•	The Company’s Relationship with Pfizer. The Company Board considered the relationship between Pfizer and the Company, which had been established in March 2005 in connection with the license agreement entered into between the parties. Since that time, the parties had worked closely together on the clinical development of PF-3512676 for the treatment, control and prevention of multiple cancers, and had established a strong and committed relationship based on that work.

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered its knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company and the Company’s short-term and long-term capital needs. The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The Company Board considered, among other factors, that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial and clinical development plans and prospects unless the Shares were acquired for cash. These risks and uncertainties included risks relating to the Company’s reliance upon a limited number of clinical and preclinical stage product candidates, potential difficulties or delays in its pre-clinical and clinical trials, including those with respect to PF-3512676, and its effectiveness at managing and raising sufficient financial resources

(including financing its research and development activities), as well as the other risks and uncertainties discussed in the Company’s filings with the SEC.

•	Strategic Alternatives. The Company Board considered trends in the biotechnology industry and the strategic alternatives available to the Company, including remaining an independent public company, acquisitions of or mergers with other companies in the industry, as well as the risks and uncertainties associated with such alternatives. The Company Board noted in particular the activities undertaken by JPMorgan in connection with the solicitation of offers to purchase the Company or a portion of its business.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the Offer Price to the market prices of the Shares. In light of the Company’s activities to date (including, without limitation, overtures made to selected third parties in advance of the execution of the Merger Agreement), the Company Board determined that the Offer Price and Merger Consideration to be paid in the Offer and the Merger represented the best per share price currently obtainable for the Company’s shareholders. In making that determination, the Company considered that the Offer Price and Merger Consideration, respectively, represent a premium of approximately 167% over $3.00, the closing price of the Shares on the Nasdaq Global Market on November 15, 2007, the last trading day prior to the execution of the Merger Agreement. This premium compared very favorably to the premiums paid in other recent acquisitions of life sciences companies.

•	Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior proposal.

•	Termination Fee Provisions. The Company Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a deterrent to competing offers that might be superior to the Offer Price and the Merger Consideration. The Company Board considered that the termination fee of $9.5 million was equal to approximately 4.1% of the Company’s total value of the transaction, which the Company Board believed to be a reasonable fee to be paid to Pfizer should a superior offer be accepted by the Company and not a fee that would deter superior efforts.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the nature of the conditions in the Merger Agreement to the obligation of Offeror to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on Pfizer’s ability to secure financing.

•	Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other consideration.

•	Timing of Completion. The Company Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders would receive the same consideration as received by stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of JPMorgan, dated November 15, 2007, to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $8.00 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Pfizer and its affiliates). The full text of JP Morgan’s written opinion, dated November 15, 2007, is attached hereto as Annex II. Holders of Shares are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. JPMorgan’s opinion was provided to the Company Board in connection with and for the purpose of its evaluation of the Offer and the Merger. JPMorgan’s opinion was limited to the fairness, from a financial point of view, of the $8.00 per Share cash consideration to be received by the holders of Shares in the proposed Offer and Merger (other than Pfizer and its affiliates), and JPMorgan expressed no opinion as to the fairness of the Offer and the Merger to, or any consideration to be received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or as to the underlying decision by the Company to engage in the Offer and the Merger. JPMorgan’s opinion does not constitute a recommendation to any stockholder as to whether any stockholder should tender Shares pursuant to the Offer or as to how any such stockholder should vote on any matter.

•	Appraisal Rights. The Company Board considered the availability of appraisal rights with respect to the Merger for the Company’s stockholders who properly exercise their rights under Delaware law, which would give such stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares upon the completion of the Merger.

•	Tender Agreement. The Company Board considered the fact that certain stockholders owning approximately 27% of Coley Common Stock had entered into a Tender Agreement with Pfizer to vote in favor of the Merger.

The Tender Agreement makes the Minimum Condition substantially more likely to be satisfied.

The Company Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•	Restrictions; Termination Fee. The Company Board considered the restrictions that the Merger Agreement imposes on actively soliciting competing bids, and the requirement under the Merger Agreement that the Company would be obligated to pay a termination fee of $9.5 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

•	Failure to Close. The Company Board considered that the conditions to Pfizer’s and Offeror’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of business partners, collaboration partners and employees and that the trading price of the Shares could be adversely affected. The Company Board considered that, in that event, it would be unlikely that another party would be interested in acquiring the Company. The Company Board also considered the fact that, if the Offer and Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction.

•	Public Announcement of the Offer and Merger. The Company Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and Merger contemplated thereby, including effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel. The Company Board also considered the effect of these matters on Pfizer and the risks that any adverse reaction to the transactions contemplated by the Merger Agreement could adversely affect Pfizer’s willingness to consummate the transactions contemplated by the Merger Agreement.

•	Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Pfizer. The Company Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	Cash Consideration. The Company Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company, unless they separately acquired Pfizer common stock.

•	Tax Treatment. The Company Board considered the fact that gains from this transaction would be taxable to the Company stockholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The Company Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s Executive Officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described in Item 3 above.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweigh the risks of the Offer and the Merger and provide the maximum value to shareholders.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors.

Intent to Tender:  To the best of the Company’s knowledge, after reasonable inquiry, each Executive Officer, director, affiliate and subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than any Shares that if tendered would cause him, her or them to incur liability under the short-swing profits recovery provisions of the Exchange Act. As noted above, under “Interests of Certain Persons”, pursuant to the Tender Agreement, certain Coley stockholders have committed to accept the Offer and to tender all Shares of Coley Common Stock owned directly or indirectly by them, which represents approximately 27% of the Company’s outstanding shares. The foregoing does not include any Shares over which, or with respect to which, any such Executive Officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated October 8, 2007, the Company retained JPMorgan to act as its exclusive financial advisor in connection with a possible sale transaction, including the Offer and the Merger. Under the terms of JPMorgan’s engagement, the Company has agreed to pay JPMorgan an aggregate fee of approximately $2.8 million for its financial advisory services in connection with the Offer and the Merger, a portion of which was payable in connection with the delivery of JPMorgan’s opinion to the Company Board and a portion of which is payable contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse JPMorgan for its reasonable expenses, including fees, disbursements and other charges of legal counsel, and to indemnify JPMorgan and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

There have been no transactions in the Coley Common Stock on the part of the Company or any executive officer or director or subsidiary or affiliate of Coley during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the “fair value” of their Shares as determined by the Delaware Court of Chancery. Stockholders should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to fair value under DGCL Section 262. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to DGCL Section 262, a copy of which is attached hereto as Annex IV, and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME.  THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(b)	Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company’s Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(c)	Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. Coley expects to file Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 30, 2007. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about December 15, 2007, unless earlier terminated by the FTC or the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material prior to that time. The purchase of Shares pursuant to the Offer may be subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Offeror pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Pfizer or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Pfizer’s or Offeror’s acquisition or ownership of the Shares.

German Merger Control Law:  Under German merger control law, the purchase of Shares in the Offer must not be completed until the expiration of a one-month waiting period following the Federal Cartel Office (“FCO”)’s receipt of a complete filing by Pfizer as the ultimate parent company of Offeror without any decision of the FCO to enter into an in-depth investigation (Hauptprüfverfahren) has been passed or a clearance has been obtained. Pfizer filed a merger control notification on November 28, 2007 with the FCO. Accordingly the required waiting period with respect to the Offer and the Merger will expire at 12:00 pm CET, on December 28, 2007, unless clearance has been obtained earlier or the FCO has entered into an in-depth investigation prior to that time. If the latter is the case, the waiting period with respect of the Offer and the Merger would be extended until the expiration of four months following the FCO’s receipt of the complete notification, unless clearance has been obtained. After the expiration of the four-month waiting period, the waiting period could be extended only with the Consent of Coley and Pfizer.

As long as no clearance has been obtained, it is illegal and subject to administrative fines, to consummate the Offer and the Merger. Agreements concluded under German law would be deemed to be invalid. Within its investigation, the FCO determines whether the Merger would result in the formation or strengthening of a market dominant position of the parties in a relevant market. Should the FCO come to the conclusion that this is the case, it may prohibit the Merger or impose remedies which regularly consist of divestitures of certain businesses or parts of those. If the latter is the case, the Merger may be consummated upon the issuance of the clearance decision (in case of non-conditional remedies which have to be fulfilled later on within a certain time frame) or upon the complete fulfillment of all respective conditions (in case of conditional remedies).

(d)	Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, a number of Shares representing at least 90% of the outstanding Shares, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Offeror acquires, pursuant to the Offer or otherwise, a number of Shares representing less than 90% of the outstanding Shares, the affirmative vote of the holders of a number of Shares representing a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Offeror pursuant to the Offer, Offeror will own a number of Shares representing a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company. The Company has granted an option to Offeror to purchase Shares if, after the exercise of the option, Offeror would hold enough shares to effect a short form merger pursuant to Section 253. See the description of the option in paragraph (e) below.

(e)	Top-Up Option.

Subject to the terms of the Merger Agreement, the Company has granted the Offeror an assignable and irrevocable option to purchase from the Company, at a per share price equal to the Offer Price, that number of newly-issued Shares that is equal to one Share more than the number of Shares needed to give the Offeror ownership of more than 90% of the number of Shares of the Company then outstanding on a fully diluted basis (where “on a fully diluted basis” means the number of Shares outstanding, together with the shares of the Company’s common stock that the Company may be required to issue pursuant to warrants, Company Stock Options or other obligations under employee stock or similar benefit plans or otherwise, whether or not vested or then exercisable). This “top-up” option is exercisable only if, among other things, the issuance of Shares pursuant to the exercise of such “top-up” option would not require approval of the Company’s stockholders under applicable law and the Minimum Condition (as defined in the Merger Agreement) is satisfied. The Offeror may pay the exercise price for the “top-up” option, at its election, either in cash or by delivering to the Company a promissory note having a principal amount equal to the exercise price (or by a combination of these methods). The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Letter to Stockholders of the Company, dated November 30, 2007, from Robert L. Bratzler, Ph.D., President and Chief Executive Officer of the Company (included as Annex III to this Schedule 14D-9).
(a)(2)	Offer to Purchase, dated November 30, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Pfizer and Offeror, filed with the Securities and Exchange Commission on November 30, 2007).
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Pfizer and Offeror filed with the Securities and Exchange Commission on November 30, 2007).
(a)(4)	Opinion of J.P. Morgan Securities Inc., to the Board of Directors of the Company dated November 15, 2007 (included as Annex II to this Schedule 14D-9).
(a)(5)	Joint Press Release issued by the Company and Pfizer, dated November 16, 2007 (incorporated by reference to the Schedule 14D-9C filed by the Company on November 16, 2007).
(a)(6)	Summary Advertisement as published in the Wall Street Journal (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO of Offeror and Pfizer filed with the Securities and Exchange Commission on November 30, 2007).
(a)(7)	Transcript of a conference call dated November 16, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2007).
(a)(8)	Letter distributed to employees on November 16, 2007 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2007).
(e)(1)	Agreement and Plan of Merger, dated November 15, 2007, by Offeror and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2007).
(e)(2)	Employment Agreement, dated as of May 6, 1998, as amended, by and between the Company and Robert L. Bratzler, Ph.D., (incorporated by reference to Exhibits 10.6 and 10.7 to the Company’s Registration Statement on Form S-1 [Reg. No. 333-124176]).
(e)(3)	Form of Change of Control Agreement by and between the Company and its Executive Officers (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 [Reg. No. 333-124176]).

Annex I — Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

Annex II — Opinion of J.P. Morgan Securities Inc., to the Board of Directors of the Company, dated November 15, 2007.

Annex III — Letter to Stockholders of the Company, dated November 30, 2007, from Robert L. Bratzler, Ph.D., President and Chief Executive Officer of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLEY PHARMACEUTICAL GROUP, INC.

By:	/s/ Robert L. Bratzler, Ph.D.
Robert L. Bratzler, Ph.D.
President and Chief Executive Officer

Dated: November 30, 2007

Annex I

COLEY PHARMACEUTICAL GROUP, INC.
93 Worcester Street
Wellesley, Massachusetts 02481 USA

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

This information statement (the “Information Statement”) is being mailed on or after November 30, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Coley Pharmaceutical Group, Inc., a Delaware corporation (“Coley”), relating to the tender offer being made by Corvette Acquisition Corp., a Delaware corporation. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Coley.

You are receiving this Information Statement in connection with the possible election of persons designated by Pfizer Inc. (“Pfizer”) to a majority of seats on the Board of Directors of Coley (the “Board of Directors” or the “Board”). There will be no vote or other action by stockholders of Coley in connection with this Information Statement. Voting proxies regarding shares of Coley Common Stock (as defined below) are not being solicited from any stockholder in connection with this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

On November 15, 2007, Coley, Pfizer, and Corvette Acquisition Corp. (“Merger Sub”), a Delaware Corporation and wholly owned subsidiary of Pfizer, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Pfizer and Merger Sub, have commenced a cash tender offer for each issued and outstanding share of Coley’s common stock, par value $.01 per share (“Coley Common Stock” or the “Shares”), in exchange for $8.00 in cash, net to the seller thereof in cash, without interest, less any required withholding taxes. Pfizer’s tender offer is subject to the terms and conditions set forth in the Offer to Purchase, dated November 30, 2007 (the “Offer”). The Offer and withdrawal rights are currently scheduled to expire at midnight, Eastern Time, on December 28, 2007, unless Pfizer extends it in accordance with the terms of the Offer. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Coley stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Pfizer with the Securities and Exchange Commission (the “SEC”) on November 30, 2007. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Coley will merge with and into Merger Sub and the surviving company will continue as an indirect wholly owned subsidiary of Pfizer (the “Merger”).

The Merger Agreement requires Coley to cause Pfizer’s designees to be elected to Coley’s Board of Directors under certain circumstances described below.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

All information contained in this Information Statement concerning Pfizer, Merger Sub and the Pfizer Designees (as defined below) has been furnished to Coley by Pfizer and Coley assumes no responsibility for the accuracy of any such information.

PFIZER DESIGNEES

Subject to the terms of the Merger Agreement, effective upon the date Pfizer accepts for payment or exchange all tendered shares of Coley Common Stock in the Offer, Pfizer shall be entitled to designate the number of directors, rounded up to the next whole number, on Coley’s Board of Directors that equals the product of the total number of directors on the Coley Board of Directors (giving effect to the election of any additional directors pursuant to Pfizer’s designation rights as described in this paragraph) and the percentage that the number of shares of Coley Common Stock beneficially owned by Pfizer or Merger Sub (including shares of Coley Common Stock accepted for payment or exchange) bears to the total number of shares of Coley Common Stock outstanding. Coley shall take all action necessary to cause Pfizer’s designees to be elected or appointed to the Coley Board of Directors, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, Coley will also use its best efforts to cause individuals designated by Pfizer to constitute the number of members, rounded up to the next whole number, on each committee of the Coley Board of Directors and each board of directors of each Coley subsidiary identified by Pfizer (and each committee thereof) that represents the same percentage as such individuals represent on the Coley Board of Directors, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, Pfizer and Coley shall use their respective best efforts (including by reducing the number of directors that Pfizer may designate, but in no event to less than a majority of the directors on the Coley Board of Directors) to ensure that at least two of the members of the Coley Board of Directors shall, at all times prior to the effective time of the Merger, be directors of Coley who were directors of Coley on November 15, 2007, or the continuing directors. If there are fewer than two continuing directors in office for any reason, the Coley Board of Directors shall cause a person designated by the remaining continuing director to fill such vacancy who shall be deemed to be a continuing director for all purposes of the Merger Agreement. If no continuing directors then remain in office, the other directors of Coley then in office shall designate two persons to fill such vacancies who will not be officers or employees or affiliates of Coley, Pfizer or Merger Sub or any of their respective subsidiaries and such persons shall be deemed to be continuing directors for all purposes of the Merger Agreement.

Following the election or appointment of Pfizer’s designees and until the effective time of the Merger, the approval of a majority of the continuing directors shall be required to authorize any termination of the Merger Agreement by Coley, any amendment of the Merger Agreement requiring action by the Coley board of directors, any extension of time for performance of any obligation or action hereunder by Pfizer or Merger Sub, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of Coley, any amendment of the certificate of incorporation or bylaws of Coley, and any other action of Coley which adversely affects the holders of shares of Coley Common Stock (other than Pfizer or Merger Sub).

Pfizer has informed Coley that its designees (the “Pfizer Designees”) will be selected by Pfizer from among the individuals listed below:

David R. Reid

Margaret M. Foran

Phil Kerstein

Martin Mackay

Pfizer has informed Coley that each Pfizer Designee has consented to serve as a director of Coley if appointed or elected. None of the Pfizer Designees currently is a director of, or holds any positions with, Coley. Pfizer has advised Coley that, to the best of their knowledge, none of the Pfizer Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Coley nor has any such person been involved in any transaction with Coley or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) other than with respect to transactions between Pfizer, Merger Sub and Coley that have been described in the Schedule TO filed by Pfizer, and Merger Sub with the SEC on November 30, 2007 or the Schedule 14D-9. In addition, Pfizer has informed Coley that none of the individuals listed above has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

COMMON STOCK

As of November 23, 2007, there were 26,741,697 shares of Coley Common Stock issued and outstanding, with Coley Common Stock being the only class of voting securities of Coley outstanding that would be entitled to vote for Coley directors at a stockholders meeting if one were to be held, with each share of Coley Common Stock being entitled to one vote.

CURRENT MANAGEMENT OF COLEY

The Board of Directors

Our charter provides that our business is to be managed by or under the direction of our Board of Directors. Our Board of Directors is divided into three classes for purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term. Our Board of Directors currently consists of seven members, classified into three classes as follows: (1) James E. Thomas, Anthony B. Evnin, Ph.D. and Patrick Langlois, Ph.D. constitute a class with a term ending at the 2010 annual meeting; (2) Kenneth M. Bate, Robert J. Hugin and Manfred E. Karobath, M.D. constitute a class with a term ending at the 2008 annual meeting; and (3) Robert L. Bratzler, Ph.D. constitutes a class with a term ending at the 2009 annual meeting. There is one board seat that is currently vacant. It is the intention of the Board to fill that vacancy when a qualified candidate is recommended by the Board’s Nominating and Governance Committee.

Set forth below are the names of the current directors of Coley, their ages, their offices in Coley, if any, their principal occupations or employment for the past five years, the length of their tenure as directors and the names of other public companies in which such persons hold directorships.

Name	Age	Position

Robert L. Bratzler, Ph.D.	61	President and Chief Executive Officer; Director
Kenneth M. Bate(2)(3)	57	Director
Anthony B. Evnin, Ph.D.(2)(3)	66	Director
Robert J. Hugin(3)	53	Director
Manfred E. Karobath, M.D.(1)	66	Director
Patrick Langlois, Ph.D.(1)(3)	61	Director
James E. Thomas(1)(2)	47	Director

(1)	Member of our Compensation Committee.

(2)	Member of our Nominating and Governance Committee.

(3)	Member of our Audit Committee.

Robert L. Bratzler, Ph.D. Dr. Bratzler has been our President, Chief Executive Officer and a director since June 1998. A co-founder of Sepracor Inc., a research-based pharmaceutical company, in 1984, Dr. Bratzler also co-founded and helped build and finance several Sepracor group companies, including ChiRex, a pharmaceutical outsourcing company, where Dr. Bratzler served as President and Chief Executive Officer from 1996 to 1997. A former faculty member in the department of chemical engineering at Princeton University, Dr. Bratzler received his B.S. degree from the University of Michigan and his Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Kenneth M. Bate. Mr. Bate has served as a director since April 2005. Since January 2007, Mr. Bate has been President, Chief Executive Officer and director of NitroMed, Inc., a biopharmaceutical company. From March 2006 to January 2007, Mr. Bate was Chief Operating Officer and Chief Financial Officer of NitroMed. From January 2005 until March 2006, Mr. Bate was a consultant with JSB Partners, LP, a banking and advisory firm for biopharmaceuticals and life sciences companies, which he founded in July 1999. From 2002 to January 2005, Mr. Bate held the posts of Executive Vice President, Head of Commercial Operations and Chief Financial Officer at Millennium Pharmaceuticals, Inc. where he managed commercial operations with responsibility for the company’s two marketed products and was responsible for all financial activities including government affairs, corporate communications and investor relations. From 1998 to 2002, he held positions at JSB Partners and

MPM Capital, firms that provided banking and advisory services to biopharmaceutical companies. Mr. Bate’s experience in biotechnology also includes six years in the positions of Vice President and Chief Financial Officer of Biogen, Inc. Mr. Bate received his B.A. degree from Williams College and his MBA from The Wharton School of the University of Pennsylvania.

Anthony B. Evnin, Ph.D. Dr. Evnin has served as a director since August 2003. Dr. Evnin has been a Managing General Partner of Venrock Associates, a venture capital firm, since 1980. Dr. Evnin presently serves on the boards of directors of Memory Pharmaceuticals Corp., Icagen, Inc., Infinity Pharmaceuticals, Inc., Pharmos Corporation, Renovis, Inc., Sunesis Pharmaceuticals, Inc. and several private companies. He led Venrock’s investment in Athena Neurosciences, Centocor, Genetics Institute, IDEC Pharmaceuticals, IDEXX Laboratories and Sepracor. Dr. Evnin received his A.B. degree from Princeton University and received his Ph.D. in chemistry from the Massachusetts Institute of Technology.

Robert J. Hugin. Mr. Hugin serves as President and Chief Operating Officer of Celgene Corporation, a biopharmaceutical company focused on the discovery, development and commercialization of innovative therapies for unmet medical needs in cancer and immune-inflammatory disease. He joined Celgene in June 1999 and has been a director of Celgene since December 2001. Mr. Hugin also serves as a director of The Medicines Company and of Family Promise, a national non-profit network assisting homeless families. Prior to joining Celgene, Mr. Hugin was a Managing Director with J.P. Morgan & Co. Inc. Mr. Hugin received an A.B. degree from Princeton University in 1976 and an MBA from the University of Virginia in 1985 and served as a United States Marine Corps infantry officer during the intervening period.

Manfred E. Karobath, M.D. Dr. Karobath has served as a director since December 1999. Dr. Karobath served as President of research and development and Executive Vice President of Rhône-Poulenc Rorer (now sanofi-aventis), a pharmaceutical company, from 1992 to 1999. Prior to that, Dr. Karobath served as Senior Vice President and Head of Research and Development, Switzerland for Sandoz Pharmaceuticals (now Novartis) in Basel, Switzerland. Dr. Karobath currently serves as a director on the boards of Qiagen N.V., Cardion AG, and a number of privately held companies. He became a professor of biological psychiatry in 1979 at the University of Vienna Medical School, from which he holds his M.D. degree.

Patrick Langlois, Ph.D. Dr. Langlois has been a Partner with PJL Conseils, a consulting firm, since February 2005. He served as Executive Vice President and Chief Financial Officer of Aventis S.A. from December 1999 to February 2005 and as Vice Chairman of Aventis’ Management Board from 2002 to 2004. At Aventis, Dr. Langlois was responsible for finance and corporate development functions as well as three global businesses: chemicals, protein therapeutics, and animal health. Prior to joining Aventis, Dr. Langlois was employed by the Rhône-Poulenc Group from 1975 to 1999, most recently as Chief Financial Officer and Member of the Executive Committee. Dr. Langlois currently serves as a director on the board of Shire Pharmaceutical Group plc. Dr. Langlois received a License degree from the University of Rennes in 1967 and a Ph.D. degree from the University of Rennes in 1968 and was awarded a Diploma in Higher Banking Studies in 1974.

James E. Thomas. Mr. Thomas has served as a director since September 2003. He has been a partner of Thomas, McNerney & Partners, L.L.C., a venture capital firm based in Stamford, Connecticut since 2001. Prior to co-founding Thomas, McNerney & Partners, Mr. Thomas was employed by E.M. Warburg, Pincus & Co., L.L.C.’s health care technology private equity practice from 1989 to 2000, most recently as a managing director. Mr. Thomas is currently a board member of a number of privately held companies. Mr. Thomas received his B.A. degree from The Wharton School of the University of Pennsylvania and also holds an advanced degree in economics from the London School of Economics.

Our Board has determined that with the exception of Dr. Bratzler, all of the members of the Board qualify as independent under the definition promulgated by the Nasdaq Stock Market.

Committees of the Board of Directors and Meetings

Meeting Attendance.  During the fiscal year ended December 31, 2006 there were eight meetings of our Board of Directors, and the various committees of the Board met a total of 16 times. No director attended fewer than 75% of the total number of meetings of the Board and of committees of the Board on which he served during fiscal 2006. The Board has adopted a policy requiring that each member of the Board make every effort to attend the annual meetings of our stockholders. All directors attended our annual meeting of stockholders held in 2007, except for James Thomas, Kenneth Bate and Patrick Langlois.

Audit Committee.  Our Audit Committee met seven times during fiscal 2006. This committee currently has four members, Mr. Hugin, Mr. Bate, Dr. Evnin and Dr. Langlois. Our Audit Committee has the authority to retain and terminate the services of our independent accountants, reviews annual financial statements, considers matters relating to accounting policy and internal controls and reviews the scope of annual audits. We believe that each member of the Audit Committee satisfies the requirements for membership established by the Nasdaq Global Market and the Securities and Exchange Commission. The Board has determined that Mr. Hugin is an “audit committee financial expert,” as the Securities and Exchange Commission has defined that term in Item 401 of Regulation S-K. A copy of the Audit Committee’s written charter is publicly available on our website at www.coleypharma.com.

Compensation Committee.  Our Compensation Committee met five times during fiscal 2006. This committee currently has three members, Dr. Karobath, Dr. Langlois and Mr. Thomas. The Compensation Committee makes recommendations to the Board of Directors regarding the compensation philosophy and compensation guidelines for our executives, the role and performance of our executive officers, appropriate compensation levels for our Chief Executive Officer, which are determined without the Chief Executive Officer present, and other executives based on a comparative review of compensation practices of similarly situated businesses.

The Compensation Committee is charged with establishing a compensation policy for our executives and directors that is designed to attract and retain the best possible executive talent, to motivate them to achieve corporate objectives, and reward them for superior performance. The Compensation Committee also makes recommendations to the Board regarding the design and implementation of our compensation plans and the establishment of criteria and the approval of performance results relative to our incentive plans. The Compensation Committee meets at least twice per year and more often as necessary to review and make decisions with regard to executive compensation matters. As part of its review of executive compensation matters, the Compensation Committee may delegate any of the powers given to it to a subcommittee of the Committee.

All members of the Compensation Committee qualify as independent under the definition promulgated by Nasdaq. A copy of the Compensation Committee’s written charter is publicly available on our website at www.coleypharma.com.

Nominating and Governance Committee.  Our Nominating and Governance Committee met four times during fiscal 2006 and has three members, Mr. Bate, Dr. Evnin and Mr. Thomas. This committee’s role is to make recommendations to the full Board as to the size and composition of the Board and its committees, and to evaluate and make recommendations as to potential candidates. We believe that each member of the Nominating and Governance Committee satisfies the requirements for membership established by the Nasdaq Global Market.

The Nominating and Governance Committee may consider candidates recommended by stockholders as well as from other sources such as other directors or officers, third party search firms or other appropriate sources. For all potential candidates, the Nominating and Governance Committee may consider all factors it deems relevant, such as a candidate’s personal integrity and sound judgment, business and professional skills and experience, independence, knowledge of the industry in which we operate, possible conflicts of interest, diversity, the extent to which the candidate would fill a present need on the Board, and concern for the long-term interests of the stockholders. In general, persons recommended by stockholders will be considered on the same basis as candidates from other sources. If a stockholder wishes to nominate a candidate to be considered for election as a director using the procedures set forth in the Company’s Bylaws, it must follow the procedures described in “Stockholder Proposals and Nominations For Director.” If a stockholder wishes simply to propose a candidate for consideration as a nominee by the Nominating and Governance Committee, it should follow the procedures set forth in Appendix B, “Procedures for Shareholders Submitting Nominating Recommendations,” to our Nominating and Governance Committee Charter, which is available on our website at www.coleypharma.com.

Compensation Committee Interlocks and Insider Participation.  No member of our Compensation Committee has at any time been an employee of ours. None of our executive officers serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Shareholder Communications to the Board

Generally, shareholders who have questions or concerns should contact our Investor Relations department at +1 (781) 431-9019. However, any shareholders who wish to address questions regarding our business directly with the Board of Directors, or any individual director, should direct his or her questions in writing to the Board of Directors at Coley Pharmaceutical Group, Inc., 93 Worcester Street, Wellesley, Massachusetts 02481 USA. Communications will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communications. Items that are unrelated to the duties and responsibilities of the Board may be excluded, such as:

•	junk mail and mass mailings,

•	resumes and other forms of job inquiries,

•	surveys, and

•	solicitations or advertisements.

In addition, any material that is unduly hostile, threatening, or illegal in nature may be excluded, provided that any communication that is filtered out will be made available to any outside director upon request.

Executive Officers

The following table sets forth certain information regarding our executive officers who are not also directors. All executive officers other than Dr. Bratzler are at-will employees.

Name	Age	Title

Arthur M. Krieg, M.D.	50	Executive Vice President, Research and Development and Chief Scientific Officer
Charles H. Abdalian, Jr.	57	Senior Vice President, Finance and Chief Financial Officer
Ferdinand E. Massari, M.D.	48	Senior Vice President, Drug Development and Chief Medical Officer

Arthur M. Krieg, M.D. Dr. Krieg is our scientific co-founder and has been our Executive Vice President, Research and Development since February 2007, prior to which he had served as Senior Vice President, Research and Development since April 2001 and Chief Scientific Officer since May 1997. Dr. Krieg served as Staff Fellow at the National Institute of Arthritis, Musculoskeletal and Skin Diseases at the National Institute of Health after his internship and residency in internal medicine at the University of Minnesota. Dr. Krieg has been a Professor of Medicine in the University of Iowa’s Department of Internal Medicine since April 1999. He is currently on an indefinite leave of absence from his position at the University of Iowa. Dr. Krieg received his B.S. in biology from Haverford College and his M.D. from Washington University in St. Louis, Missouri.

Charles H. Abdalian, Jr. Mr. Abdalian has been our Senior Vice President, Finance and Chief Financial Officer since March 2004. Mr. Abdalian worked as an independent industry consultant for Bolton Management Consulting from December 2002 to March 2004. Mr. Abdalian served as President and Chief Executive Officer of Pelias Technologies, Inc., an early stage private biotechnology company specializing in drug-delivery technologies, from October 2001 to December 2002, and as Chief Operating and Financial Officer from August 2001 to October 2001. He served as Chief Financial Officer at Emisphere Technologies, a publicly traded biotechnology company focused on advanced drug-delivery technologies from March 1999 to July 2001. Previously, Mr. Abdalian served in various senior financial positions with publicly traded companies and was employed by Coopers & Lybrand (a predecessor firm of PricewaterhouseCoopers) for 17 years, seven as a Partner. Mr. Abdalian received his B.S. degree from Norwich University and his MBA degree from The Wharton School of the University of Pennsylvania.

Ferdinand E. Massari, M.D. Dr. Massari has been our Senior Vice President, Drug Development and Chief Medical Officer since April 2006. Dr. Massari joined Coley with more than 15 years of experience in the pharmaceutical industry, including clinical drug development, new product registration, medical affairs and marketing. Immediately prior to joining Coley, he served as Medical Consultant, Clinical Partners. From 2003-2005, Dr. Massari was Vice President, Anti-infective/Respiratory/Urology Group, Worldwide Medical Affairs for Pfizer. Prior to Pfizer’s acquisition of Pharmacia, he served as Pharmacia Corporation’s Vice President, Infectious Diseases, Women’s Health, Urology and General Medicine, Global Clinical Research from 1999-2003. Prior to Pharmacia, Dr. Massari held positions with Merck & Company from 1997-1998 both in marketing and clinical research. Trained as a Fellow in Allergy/Immunology in the Laboratory of Immunoregulation at the National Institute of Allergy and Infectious Diseases, Dr. Massari received his M.D. at Jefferson Medical School and served as an adjunct faculty member of the University of Pennsylvania Medical School.

Executive Compensation

Summary Compensation Table

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2006 to (1) our Chief Executive Officer, (2) our Chief Financial Officer, and (3) our two next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 2006.

								Change in
								Pension
								Value and
								Nonqualified
							Non-Equity	Deferred
					Stock	Option	Incentive Plan	Compensation	All Other
	Year	Salary	Bonus		Awards	Awards	Compensation	Earnings	Compensation		Total
Name and Principal Position(a)	(b)	($)(c)	($)(d)		($)(e)	($)(1)(f)	($)(g)	($)(h)	($)(i)		($) (j)

Robert L. Bratzler, Ph.D President and Chief Executive Officer	2006	365,700	73,140		—	1,537,143	—	—	7,500	(2)	1,983,483
Arthur M. Krieg, M.D. Executive Vice President, Research and Development, Chief Scientific Officer	2006	280,370	42,055		—	531,614	—	—	7,292	(3)	861,331
Charles H. Abdalian, Jr. Senior Vice President, Finance and Chief Financial Officer	2006	275,600	41,340		—	267,691	—	—	7,500	(4)	592,131
Ferdinand Massari, M.D. Senior Vice President, Drug Development and Chief Medical Officer(5)	2006	202,308	55,000	(6)	—	88,181	—	—	49,377	(7)	394,866

(1)	The amounts in column (f) reflect the dollar amount recognized as compensation cost for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R, of stock options granted under our equity plans, disregarding the forfeiture estimates, and may include amounts from stock options granted in and prior to 2006. There can be no assurance that the FAS 123R amounts will ever be realized. The assumptions we used to calculate these amounts are included in footnote 8 to our audited financial statements for the fiscal year ended December 31, 2006 included in our Annual Report on Form 10-K filed with the SEC on March 9, 2007.

(2)	Includes $7,500 for 401(k) matching contributions.

(3)	Includes $7,292 for 401(k) matching contributions.

(4)	Includes $7,500 for 401(k) matching contributions.

(5)	Dr. Massari commenced employment on April 27, 2006.

(6)	Includes a one-time $25,000 signing bonus and a $30,000 performance bonus in fiscal year 2006.

(7)	Includes $6,834 for 401(k) matching contributions and $29,700 reimbursement of relocation expenses and $12,843 reimbursed for tax gross ups in connection with the relocation expenses.

Annex II

November 15, 2007

The Board of Directors
Coley Pharmaceutical Group, Inc.
93 Worcester Street
Suite 101
Wellesley, MA 02481

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $.01 per share (the “Shares”), of Coley Pharmaceutical Group, Inc. (the “Company”) of the Consideration (defined below) to be received by such holders in the proposed Transaction (defined below). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Pfizer Inc. (“Acquiror”), and a wholly-owned subsidiary of Acquiror (“Acquisition Sub”), (i) Acquisition Sub will commence a tender offer (the “Tender Offer”) for all of the outstanding Shares for a purchase price of $8.00 per Share in cash (the “Consideration”), and (ii) Acquisition Sub will be merged with the Company in a merger (the “Merger”), in which each Share not acquired in the Tender Offer (other than Shares held by the Company as treasury stock or otherwise or held by Acquiror, Acquisition Sub or by any direct or indirect wholly-owned subsidiary of the Company or Acquiror, or Shares as to which dissenter’s rights have been perfected) will be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction”.

In arriving at our opinion, we have (i) reviewed a draft dated November 15, 2007 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company

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and Acquiror in the Agreement and the related agreements are and will be true and correct in all ways material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Shares in the proposed Transaction (other than Acquiror and its affiliates) and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a portion of which is payable in connection with the delivery of this opinion and a portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We and our affiliates have performed in the past, and may continue to perform, certain services for the Company, Acquiror and their respective affiliates, all for customary compensation. Specifically, we recently advised the Company in respect of its adoption of its shareholders’ rights plan and acted as a co-lead managing underwriter of the Company’s initial public offering of Shares in August 2005, and we or certain of our affiliates acted as bookrunner of Acquiror’s €900mm Eurobond offering in May 2007 and its revolving credit facility in February 2007. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be received by the holders of the Shares in the proposed Transaction is fair, from a financial point of view, to such holders (other than Acquiror and its affiliates).

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether any shareholder of the Company should tender any Shares pursuant to the Offer or as to how any such shareholder should vote on any matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval; provided, however, that this opinion may be reproduced in full in the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company with the Securities and Exchange Commission with respect to the Offer or in any proxy statement mailed to shareholders of the Company.

Very truly yours,

J.P. MORGAN SECURITIES INC.

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Annex III

November 30, 2007
Coley Pharmaceutical Group, Inc
93 Worcester Street
Suite 101
Wellesley, MA 02481

Dear Stockholder,

We are pleased to inform you that on November 15, 2007, Coley Pharmaceutical Group, Inc.. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Pfizer Inc. (“Pfizer”) and Corvette Acquisition Corp., an indirect wholly owned subsidiary of Pfizer (“Offeror”). Under the terms of the Merger Agreement and subject to the conditions set forth in Offeror’s Offer to Purchase and related materials enclosed with this letter, Offeror is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Shares”) at a purchase price of $8.00 per share, net to the seller in cash without interest, and subject to any required withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City Time, on December 28, 2007.

The tender offer is conditioned upon, among other things, there being a majority of the Shares, on a fully-diluted basis, validly tendered and not properly withdrawn prior to the expiration of the tender offer. If successful, the tender offer will be followed by the merger of Offeror into the Company, with the Company being the surviving corporation and an indirect wholly owned subsidiary of Pfizer. In the merger, Shares not purchased in the tender offer will be converted into the right to receive the same $8.00 per Share cash payment, without interest, paid in the tender offer.

The board of directors of the Company has unanimously (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to, and in the best interest of, the Company and its stockholders, (2) approved the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the tender offer and the merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the tender offer and adopt the Merger Agreement. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER, TENDER YOUR SHARES TO OFFEROR PURSUANT TO THE TENDER OFFER AND, IF NECESSARY, ADOPT THE MERGER AGREEMENT.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Offeror’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares set forth the terms and conditions of Offeror’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Best regards,
Robert L. Bratzler, Ph.D.
President and Chief Executive Officer
Coley Pharmaceutical Group, Inc

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